

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Timothy Babich
Chief Executive Officer
Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

> **Re: Golden Arrow Merger Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2023**
> **File No. 001-40223**

Dear Timothy Babich:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 2, 2023

General

1. We note that you propose to extend your termination date to September 19, 2024, a date which is 42 months from your initial public offering, and that your stock, units, and warrants are listed on Nasdaq. Section IM-5101-2 of the Nasdaq Listing Rules requires that a business combination be completed within 36 months of the effectiveness of the initial public offering registration statement. Please revise your disclosure to explain that your proposed termination date does not comply with this rule and disclose the risks associated with non-compliance, including that your securities may be subject to suspension and delisting from Nasdaq.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon